UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

BlackRock New York Municipal 2018 Term Trust (BLH)

(Name of Issuer)

Auction Market Preferred Shares

(Title of Class of Securities)

09248K207

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 09248K207

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  385

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  385

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

385

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

30.65%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

BlackRock New York Municipal 2018 Term Trust
BlackRock Funds
100 Bellevue Parkway
Wilmington, DE 19809

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 385 shares of the BlackRock New York Municipal 2018 Term Trust Auction Market Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 30.65% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the BlackRock New York Municipal 2018 Term Trust Auction Market Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since March 11, 2011.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 6,004,629 shares or 3.29% of the outstanding shares. George W. Karpus presently owns 54 shares. Mr. Karpus purchased shares on June 21, 2011 at $23,656 (1 share), and on June 29, 2011 at $23,656 (53 shares). Karpus Investment Management Profit Sharing Plan presently owns 1 share. The Plan bought one share on June 29, 2011 at $23,656. None of the other principals of KIM presently own shares of BlackRock New York Municipal 2018 Term Trust Auction Market Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 06/21/2011 174 $23,656
 06/29/2011 210 $23,656
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Pursuant to the Issuer's 8-K filing on June 16, 2011, Karpus and the Issuer entered an agreement on June 15, 2011 regarding all outstanding auction rate preferred securities. The terms of the June 15 agreement are outlined in the referenced filing.

Item 7. Materials to be Filed as Exhibits.

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   August 11, 2011